September 8, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tema ETF Trust
Issuer CIK: 0001944285
Issuer File Number: 333-267188/811-23823
Form Type: 8-A12B
Filing Date: September 8, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Tema Trading & Prediction Markets ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications